Exhibit 99.53

Bloomberg airs Genetic Technologies Business Update with CEO on RedChip Money Report ®

Melbourne, Australia, 14 October 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in guideline driven genomics-based tests in health, wellness and serious disease will be sharing a business update on The RedChip Money Report® on Bloomberg TV, this Saturday, October 15, at 7 p.m. Eastern Time (ET).

Interview highlights:

In the exclusive RedChip Money Report interview, Genetic Technologies Limited’s CEO Simon Morriss discusses the Company’s expanded portfolio of tests, global relationships and partnerships, revenue growth channels, reported five consecutive quarters of growth, and much more.

Simon also discusses the excellent progress that the team are making in the US Business to Business market. Leveraging the Company’s recently completed Budget Impact Model, GTG is targeting payers, insurers and employer groups demonstrating a clear improvement in health economics and, importantly in patient outcomes.

Bloomberg TV is available in an estimated 73 million homes across the U.S..

Access this interview in its entirety at https://www.genetechinfo.com/interview_access

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Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Market Eye – Automic Group

M: +61 438 630 422

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

About The RedChip Money Report®

The RedChip Money Report® is produced by RedChip Companies Inc., an international Investor Relations and media firm with 30 years’ experience focused on Discovering Tomorrow’s Blue Chips Today™. “The RedChip Money Report®” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.